Filed by OHA Investment Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: OHA Investment Corporation

Commission File No. 814-00672

Presentation

OHA Investment Corporation Q3 2019 Earnings Results

November 13, 2019

OHA INVESTMENT CORPORATION

Disclaimer

THIS PRESENTATION MAY CONTAIN FORWARD-LOOKING STATEMENTS OF OHA INVESTMENT CORPORATION (“OHAI” OR THE “COMPANY”). WE MAY USE WORDS SUCH AS "ANTICIPATES," "BELIEVES," "INTENDS," "PLANS," "EXPECTS," "PROJECTS," "ESTIMATES," "WILL," "SHOULD," "MAY" AND SIMILAR EXPRESSIONS TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES. CERTAIN FACTORS COULD CAUSE ACTUAL RESULTS AND CONDITIONS TO DIFFER MATERIALLY FROM THOSE PROJECTED, INCLUDING THE UNCERTAINTIES ASSOCIATED WITH THE TIMING OR LIKELIHOOD OF TRANSACTION CLOSINGS, CHANGES IN INTEREST RATES, AVAILABILITY OF TRANSACTIONS, THE FUTURE OPERATING RESULTS OF OUR PORTFOLIO COMPANIES, REGULATORY FACTORS, CHANGES IN REGIONAL, NATIONAL, OR INTERNATIONAL ECONOMIC CONDITIONS AND THEIR IMPACT ON THE INDUSTRIES IN WHICH WE INVEST, OTHER CHANGES IN THE CONDITIONS OF THE INDUSTRIES IN WHICH WE INVEST AND OTHER FACTORS ENUMERATED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”). YOU SHOULD NOT PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE THEY ARE MADE. WE UNDERTAKE NO OBLIGATION TO UPDATE OUR FORWARD-LOOKING STATEMENTS MADE HEREIN, UNLESS REQUIRED BY LAW.

WE REFER YOU TO THE LIST OF RISK FACTORS SET FORTH IN OUR MOST RECENT ANNUAL REPORT ON FORM 10-K, A COPY OF WHICH MAY BE OBTAINED ON OUR WEBSITE AT WWW.OHAINVESTMENTCORPORATION.COM OR THE SEC’S WEBSITE AT WWW.SEC.GOV. SPECIFICALLY, AN INVESTMENT IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS, INCLUDING THE RISK THAT THE SECONDARY MARKET PRICE OF OUR COMMON STOCK MAY DECLINE FROM THE OFFERING PRICE AND MAY BE LESS THAN OUR NET ASSET VALUE PER SHARE, AS WELL AS THE RISK THAT THE PRICE OF OUR COMMON STOCK IN THE SECONDARY MARKET MAY BE HIGHLY VOLATILE. PLEASE SEE A DISCUSSION OF THESE RISKS AND OTHER RELATED RISKS IN OUR MOST RECENT ANNUAL REPORT ON FORM 10-K UNDER ITEM 1A - “RISKS RELATING TO OUR INVESTMENTS”. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS IS NOT A PROSPECTUS AND SHOULD UNDER NO CIRCUMSTANCES BE UNDERSTOOD TO BE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OF OHA INVESTMENT CORPORATION. THESE MATERIALS AND THE PRESENTATIONS OF WHICH THEY ARE A PART, AND THE SUMMARIES CONTAINED HEREIN, DO NOT PURPORT TO BE COMPLETE AND NO OBLIGATION TO UPDATE OR OTHERWISE REVISE SUCH INFORMATION IS BEING ASSUMED. WE DIRECT YOU TO OUR REPORTS ON FORM 10-K AND 10-Q FOR FURTHER INFORMATION ON OUR BUSINESS INCLUDING INVESTMENT OBJECTIVES, RISKS, AND EXPENSES.

INTERNAL RATE OF RETURN (IRR) IS A MEASURE OF DISCOUNTED CASH FLOWS (INFLOWS AND OUTFLOWS). IRR IS THE DISCOUNT RATE AT WHICH THE PRESENT VALUE OF CAPITAL INVESTED IS EQUAL TO THE PRESENT VALUE OF RETURNS FROM SUCH CAPITAL. CAPITAL INVESTED, WITH RESPECT TO AN INVESTMENT, REPRESENTS THE AGGREGATE COST OF THE INVESTMENT NET OF ANY UPFRONT FEES PAID AT CLOSING. IN THE CALCULATION OF AN IRR, EARLY CASH FLOWS (WHETHER INFLOW OR OUTFLOW) AND LARGER CASH FLOWS WILL HAVE A DISPROPORTIONATE IMPACT ON THE OVERALL IRR, BECAUSE AN IRR TAKES INTO ACCOUNT SIZE AND TIMING. AS SUCH, IRR MAY PRESENT CERTAIN LIMITATIONS FOR RELATIVELY NEWER AND SMALLER ACCOUNTS.

INVESTMENTS ARE CONSIDERED FULLY REALIZED WHEN THE ORIGINAL INVESTMENT AT THE SECURITY LEVEL HAS BEEN SUBSTANTIALLY EXITED. REALIZED RETURNS, WITH RESPECT TO AN INVESTMENT, REPRESENTS THE TOTAL CASH RECEIVED WITH RESPECT TO AN INVESTMENT, INCLUDING ALL AMORTIZATION PAYMENTS, INTEREST, DIVIDENDS, PREPAYMENT FEES, ADMINISTRATIVE FEES, AMENDMENT FEES, ACCRUED INTEREST, AND OTHER FEES AND PROCEEDS. AN IRR ON UNREALIZED INVESTMENTS GENERALLY ASSUMES SUCH INVESTMENTS ARE DISPOSED OF AT THEIR FAIR MARKET VALUE AND ALL PROCEEDS ARE DISTRIBUTED AS OF THE DATE OF THE RETURN CALCULATION. THE ACTUAL REALIZED RETURNS ON UNREALIZED INVESTMENTS MAY DIFFER MATERIALLY FROM THE RETURNS SHOWN. UNREALIZED TRANSACTIONS MAY BE REALIZED AT VALUES THAT DIFFER FROM THEIR FAIR VALUES AS OF THE GROSS IRR CALCULATION DATE, WHICH MAY NEGATIVELY IMPACT THE IRRS SET FORTH HEREIN.

GROSS IRR IS CALCULATED BASED ON THE DATES THAT OHAI INVESTED CAPITAL AND DATES OHAI RECEIVED DISTRIBUTIONS. GROSS IRR DOES NOT REFLECT THE EFFECT OF MANAGEMENT FEES, EXPENSES, INCENTIVE FEES OR TAXES BORNE, OR TO BE BORNE, BY US OR OHAI’S STOCKHOLDERS, AND WOULD BE LOWER IF IT DID. THE IRR CALCULATIONS ARE UNAUDITED.

THE PORTFOLIO YIELDS AND INVESTMENT-LEVEL IRRS SHOWN IN THIS PRESENTATION MAY BE MATERIALLY HIGHER THAN THE RETURNS AN INVESTOR CAN EXPECT TO OBTAIN ON AN INVESTMENT IN SHARES OF OHAI’S COMMON STOCK, BECAUSE SUCH RETURNS DO NOT REFLECT SALES COMMISSIONS OR CHARGES THAT MAY BE INCURRED IN CONNECTION WITH THE PURCHASE OR SALE OF SUCH SHARES, OR OPERATING EXPENSES THAT MAY BE INCURRED BY OHAI. AS SUCH, THE PORTFOLIO YIELDS AND IRRS SHOWN HEREIN DO NOT REPRESENT AN ACTUAL INVESTMENT RETURN TO STOCKHOLDERS. THESE RETURNS ARE SUBJECT TO CHANGE, AND IN THE FUTURE MAY BE GREATER OR LESS THAN SHOWN.

Contents

OHA INVESTMENT CORPORATION

Section 1

Overview & Financial Results

Overview & Financial Results

Third Quarter Developments

- NAV of $1.76 per share, a ($0.07) or 4% decrease from Q2 2019
- ($0.03) net investment loss per share on a GAAP basis
  - Incurred $754k, or $0.04 per share, of costs related to Strategic Alternatives Review
- $0.02 distribution declared per share (paid on October 9, 2019)
- $539k, or $0.03 per share, of unrealized portfolio depreciation; no new non-accruals
- $4.3 MM invested in add-ons to OHA portfolio companies
- $7.8 MM of realizations
  - $5.0 MM MyEyeDr 2L term loan fully realized upon pay-down in August at par, generated a 10.6% gross unlevered IRR
  - $1.9 MM Allied Universal 2L term loan fully realized upon pay-down in July at par, generating a 12.0% gross unlevered IRR
- ATP royalty interest, legacy energy investment
  - $583k of production payments received during the quarter, payments continued to be applied to basis as investment remains on non-accrual status
- $30 MM outstanding on our MidCap Credit Facility at September 30, 2019
  - Maturity date extended to March 9, 2020

The information is unaudited and provided for informational purposes only. There is no representation being made that an individual investor will achieve returns similar to those shown. Past results are not necessarily indicative of future performance.

OHA INVESTMENT CORPORATION

Overview & Financial Results

Q3 2019 Summary

- Investment income of $1.5 MM, or $0.08 per share
- Weighted average portfolio yield[(1)] of 10.1% on fair value and 10.1% on cost
- Costs incurred related to our strategic alternatives review of $754k, or $0.04 per share
- Base management fees of $305k, or $0.02 per share
- Net investment loss of ($560k), or ($0.03) per share
- Net realized and unrealized loss of ($539k), or ($0.03) per share
- NAV per share decreased ($0.07) or 4% from $1.83 to $1.76 during the quarter

[(1)] Excludes non-yielding and non-income producing assets.

The information is unaudited and provided for informational purposes only. There is no representation being made that an individual investor will achieve returns similar to those shown. Past results are not necessarily indicative of future performance.

OHA INVESTMENT CORPORATION

Overview & Financial Results

Statement of Operations – GAAP Basis

(in $000's)	Q3 2019	Q2 2019	Q3 2018
Investment income	$1,518	$1,520	$1,886
Interest expense	620	611	767
Management and incentive fees	273	382	403
Costs related to strategic alternatives review	754	282	--
Other G&A	431	731	658
Income tax provision	--	15	7
NII (NIL) before incentive fee waiver	*($560)*	*($501)*	*$51*
Incentive fee waiver[(1)]	--	--	(6)
NII (NIL) after incentive fee waiver	*($560)*	*($501)*	*$57*
NII per share	*($0.03)*	*($0.02)*	*$0.00*

[(1)] On November 10, 2017, we entered into an Incentive Fee Waiver Agreement with OHA whereby OHA agreed to waive any incentive fees earned relating to fiscal years 2017 and 2018. Under the Incentive Fee Waiver Agreement, any capitalized gains fees that would have been earned and accrued during 2017 and 2018, which under our Investment Advisory Agreement would not have been paid until 2018 and 2019, respectively, has been waived. The Incentive Fee Waiver Agreement with OHA expired on December 31, 2018.

The information is unaudited and provided for informational purposes only. There is no representation being made that an individual investor will achieve returns similar to those shown. Past results are not necessarily indicative of future performance.

OHA INVESTMENT CORPORATION

Overview & Financial Results

(in $000's)	Q3 2019	Q2 2019	Q3 2018
Realized capital gains (losses):			
TIBCO	$--	$231	$--
Spirit*	--	178	--
Tax benefit related to capital losses*	--	--	3
Total realized capital gains (losses), net	$--	$409	$3
Unrealized gains (losses):			
ATP ORRI*	($156)	$54	$1,501
OCI (debt & equity investments)*	(110)	$201	(7,812)
CentralSquare Technologies	(79)	(1)	71
Hayward	(75)	--	(20)
MyEyeDr	(72)	137	12
MWI	(46)	21	(1)
PAE	(23)	(6)	(14)
Reversals due to realizations	--	(231)	--
Other unrealized gains (losses), net	22	274	255
Total unrealized gains (losses), net	(539)	449	(6,008)
Total realized and unrealized gains (losses), net	($539)	$858	($6,005)

* Denotes legacy investments.

The information is unaudited and provided for informational purposes only. There is no representation being made that an individual investor will achieve returns similar to those shown. Past results are not necessarily indicative of future performance.

OHA INVESTMENT CORPORATION

Overview & Financial Results

NAV per share decreased 4% in Q3



$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$1.83
($0.03)
($0.02)
($0.03)
$1.76
6/30/19 NAV
Q3 Net Investment Loss
Distribution
Net Realized / Unrealized Loss
9/30/19 NAV

Per share data presented may not total due to rounding.

The information is unaudited and provided for informational purposes only. There is no representation being made that an individual investor will achieve returns similar to those shown. Past results are not necessarily indicative of future performance.

OHA INVESTMENT CORPORATION

Section 2

Investment Activity & Portfolio Review

Investment Activity & Portfolio Review

$183.1 MM of Investments in 41 New Portfolio Companies Under OHA Management(1)(2)

- 2014 (Q4 only) – $36.8 MM (four new portfolio companies)
- 2015 – $73.7 MM (eight new portfolio companies and one add-on to an existing OHA portfolio company)
- 2016 – $7.0 MM (one new portfolio company and one add-on to an existing OHA portfolio company)
- 2017 – $21.9 MM (five new portfolio companies and one add-on to an existing OHA portfolio company)
- 2018 – $31.7 MM(2) (17 new portfolio companies and one add-on to an existing OHA portfolio company)
- 2019 – $12.0 MM (six new portfolio companies and four add-ons to existing OHA portfolio companies)
  - Q1 2019 – $2.3 MM (two new portfolio companies and one add-on to an existing OHA portfolio company)
  - Q2 2019 – $5.4 MM (four new portfolio companies and one add-on to an existing OHA portfolio company)
  - Q3 2019 - $4.3 MM (two add-ons to existing OHA portfolio companies)

Amounts of new investments presented above are shown at purchase price, not principal/par amount.

(1) New investments exclude $1.7 MM of additional capital invested in legacy assets. This $1.7 MM includes $0.6 MM of capitalized legal costs related to ATP/Bennu.
(2) New investments include $2.1 MM of investments purchased and sold during Q1 2018.

Investment Activity & Portfolio Review

$183.2 MM of Realizations Under OHA Management Since September 30, 2014

- $183.2 MM in total realizations since September 30, 2014
- Includes $129.9 MM from OHA Investments
  - $124.8 MM(1) from full realization of 14 OHA portfolio investments
    - Dollar weighted average unlevered gross IRR of 13.6%(2) on these 14 portfolio investments
  - $5.0 MM from partial OHA realizations
    - Equinox - $3.0 MM
    - Hayward - $0.8 MM
    - WASH - $0.5 MM
    - ClearChoice Revolver - $0.6 MM
    - DexKo - $0.1 MM
- $17.2 MM realizations in 2019, $15.3 MM OHA and $1.9 MM legacy
- $62.4 MM of portfolio investments at September 30, 2019(3)
  - 93% floating rate, 7% fixed rate, by fair value, excluding non-yielding investments
  - Fixed rate investments consist of Sedgwick and Ardonagh

(1) Excludes $0.1 MM of investments that were purchased and sold in Q1 2018.
(2) For further information regarding the calculation methodology and relevant disclaimers, See Disclaimers page.
(3) Excludes $4.5 MM of cash on balance sheet at 9/30/19.
The information is unaudited and provided for informational purposes only. There is no representation being made that an individual investor will achieve returns similar to those shown. Past results are not necessarily indicative of future performance.

OHA INVESTMENT CORPORATION

Investment Activity & Portfolio Review

OHA Investments Have an IRR of 12.9% on a Dollar Weighted Average Basis as of 9/30/19

OHAI New Investment Track Record [1]

September 30, 2014 - September 30, 2019

Realized Company Name	Asset	Pricing	Face Value	Closing Date	9/30/19 Pricing[2]	IRR [3]	Realized Date	Industry
Gramercy Park CLO [4]	Subordinated Notes	Purchased @ 77.90	$9,000,000	Oct-14	NA	12.8%	Apr-17	Various
Citadel Plastics	2nd Lien Term Loan	L+800 / 1% @ 99.00	10,000,000	Nov-14	NA	15.8%	Jun-15	Chemicals
Electronic Funds Source	2nd Lien Term Loan	L+750 / 1% @ 98.25	10,000,000	Dec-14	NA	11.0%	Jul-16	Payment Services
Foundation Building Materials	2nd Lien Term Loan	L+1,100 / 1% @ 99.00	18,700,000	Mar-15	NA	18.8%	Oct-15	Building Distributor
Hanson Building Products	2nd Lien Term Loan	L+950 / 1% @ 94.53	7,500,000	Mar-15	NA	16.3%	Oct-16	Building Products
Synarc - BioCore Holdings	1st Lien Secured Note	7.75% @ 97.50	4,200,000	Sep-15	NA	17.0%	Oct-16	Health Care
Kronos	2nd Lien Term Loan	L+850 / 1.25% @ 101.25	12,000,000	Oct-15	NA	9.9%	Nov-16	Software
Royal Adhesives & Sealants [5]	2nd Lien Term Loan	L+750 / 1% @ 99.25	10,000,000	Jun-15	NA	9.6%	Oct-17	Chemicals
Appriss Holding [6]	2nd Lien Term Loan	L+925 / 1% @ 98.50	13,100,000	Nov-14	NA	10.9%	Dec-17	Software
Berlin Packaging	2nd Lien Term Loan	L+675 / 1% @ 95.00	7,205,000	Jan-16	NA	11.2%	May-18	Packaging
Avantor Performance Materials	Sr. Unsecured Notes	9.00% @ 100.00	5,000,000	Sep-17	NA	12.5%	Feb-19	Chemicals
TIBCO Software [7]	Sr. Unsecured Notes	11.375% @ 96.05	10,100,000	Jul-15	NA	18.6%	Apr-19	Software
AlliedUniversal [8]	2nd Lien Term Loan	L+850 / 1% @ 100.00	1,875,000	Mar-18	NA	12.0%	Jul-19	Business Equipment and Services
MyEyeDr [9]	2nd Lien Term Loan	L+675 / 1% @ 99.50	7,000,000	Feb-18	NA	10.6%	Aug-19	Retail
Realized Total			**$125,680,000**	**$ Weighted Average IRR->**		**13.6%**		

Unrealized	Asset	Pricing	Face Value	Closing Date	9/30/19 Pricing[2]	IRR [3]	Maturity	Industry
WASH Multifamily Laundry [10]	2nd Lien Term Loan	L+700 / 1% @ 99.25	$4,000,000	May-15	97.625	8.7%	May-23	Industrials
Pacific Architects and Engineers	2nd Lien Term Loan	L+950 / 1% @ 97.00	6,888,196	Nov-16	98.750	12.9%	Oct-23	Defense
Equinox Holdings [11]	2nd Lien Term Loan	L+700 / 1% @ 99.25	10,000,000	Mar-17	100.750	10.4%	Sep-24	Lodging & Leisure
DexKo Global	2nd Lien Term Loan	L+825 / 1% @ 98.69	3,000,000	Jul-17	100.000	11.4%	Jul-25	Automotive
Hayward Industries [12]	2nd Lien Term Loan	L+825 / 1% @ 98.00	3,002,000	Jul-17	95.000	8.9%	Jul-25	Consumer Goods
MWI (Helix Aqusition)	2nd Lien Term Loan	L+800 / 0% @ 99.00	1,400,000	Sep-17	95.750	9.2%	Sep-25	Industrials
MedRisk	2nd Lien Term Loan	L+675 / 0% @ 99.50	500,000	Feb-18	98.875	9.1%	Dec-25	Health Care
EaglePicher [13]	2nd Lien Term Loan	L+725 / 0% @ 99.25	400,000	Mar-18	97.000	9.5%	Mar-26	Defense
Safe Fleet	2nd Lien Term Loan	L+675 / 1% @ 99.50	700,000	Mar-18	97.000	7.9%	Feb-26	Industrials
ClearChoice [14]	1st Lien Term Loan	L+650 / 1% @ 99.00	1,562,500	Mar-18	100.000	13.3%	Jan-23	Health Care
Ministry Brands	2nd Lien Term Loan	L+800 / 1% @ 99.00	6,000,000	Jun-18	100.000	12.0%	Jun-23	Business Equipment and Services
Ensono	2nd Lien Term Loan	L+925 / 0% @ 96.00	1,700,000	Jun-18	98.625	15.2%	Jun-26	Telecommunications
Vertafore	2nd Lien Term Loan	L+725 / 0% @ 99.00	900,000	Jun-18	98.625	10.0%	Jul-26	Business Equipment and Services
FirstLight	2nd Lien Term Loan	L+750 / 0% @ 99.00	400,000	Jun-18	99.250	10.9%	Jul-26	Telecommunications
Edelman	2nd Lien Term Loan	L+675 / 0% @ 99.50	300,000	Jun-18	100.125	10.3%	Jul-26	Financial Services/ CLO
PowerSchool	2nd Lien Term Loan	L+675 / 0% @ 99.00	3,800,000	Jun-18	99.500	10.3%	Aug-26	Business Equipment and Services
Superion	2nd Lien Term Loan	L+750 / 0% @ 97.435	2,000,000	Sep-18	95.125	8.5%	Aug-26	Software
NAVEX[15]	2nd Lien Term Loan	L+700 / 0% @ 99.00	4,700,000	Sep-18	99.125	11.0%	Sep-26	Software
Ardonagh (KIRS)	Sr. Secured Notes	8.625% @ 90.00	600,000	Nov-18	95.500	17.3%	Jul-23	Insurance
Sedgwick	Unsecured Term Loan	9.000% @ 98.50	3,300,000	Dec-18	100.000	11.0%	Dec-26	Insurance
PharMerica	2nd Lien Term Loan	L+825 / 0% @ 97.50	1,200,000	Feb-19	101.000	18.8%	Mar-27	Health Care
Caliber Collision	2nd Lien Term Loan	L+725 / 0% @ 98.25	1,100,000	Feb-19	100.000	13.6%	Jan-27	Automotive
Aptean	2nd Lien Term Loan	L+850 / 0% @ 98.00	1,400,000	Apr-19	98.000	14.6%	Apr-27	Health Care
Blackboard Transact	2nd Lien Term Loan	L+850 / 0% @ 98.00	1,454,545	Apr-19	98.000	16.3%	Apr-27	Software
Imperial Dade	2nd Lien Term Loan	L+800 / 0% @ 99.00	1,000,000	Jun-19	99.000	18.2%	May-27	Food Services
JS held	1st Lien Term Loan	L+600 / 0% @ 99.00	1,700,000	Jun-19	99.000	19.1%	May-25	Business Equipment and Services
Unrealized Total			**$63,007,241**	**$ Weighted Average IRR->**		**11.6%**		

Summary	Face Value	Vol. Weighted IRR
Total Realized	$125,680,000	13.6%
Total Unrealized	63,007,241	11.6%
Ttl excl. Investments Made in Q3 2019	**$188,687,241**	**12.9%**

See footnotes for OHA Investment track record on following page. The information is unaudited and provided for informational purposes only. There is no representation being made that an individual investor will achieve returns similar to those shown. Past results are not necessarily indicative of future performance.

OHA INVESTMENT CORPORATION

Investment Activity & Portfolio Review

OHAI New Investment Track Record (Continued)

Footnotes:

(1) This table only includes investments made after OHA assumed management, and it excludes all investments prior to OHA assuming management. If legacy investments were included, results would be materially lower. This table excludes positions under $250k that OHAI held for less than three months. The gross unlevered IRR on this cohort is 24.6% as of 9/30/19. Face values shown for Revolving Credit Facilities and Delayed Draw Term Loans are reflective of OHAI's total commitment amounts.

(2) All prices are as of 9/30/19 as reflected in OHAI's Q3 2019 10-Q.

(3) Investment level gross IRR's are calculated on an unlevered basis, before any fees and expenses. Dollar weighted average IRR's are based on dollars invested, not face value.

(4) Gramercy paid down $3.9mm on 12/21/16, $0.5mm on 1/17/17, $1.0mm on 4/17/17, $65k on 7/17/17, $85k on 10/17/17, $12k on 1/17/18 and paid down the remaining balance, $43k on 12/6/2018.

(5) Royal paid down $4.5mm on 2/15/17 at 101.000 in connection with the 1L TL repricing and incremental 1L TL. Royal paid down the remaining $5.5mm on 10/20/17.

(6) Appriss paid down $3.8mm on 8/10/2016. Pricing was subsequently increased to L+925 / 1%. Appriss paid down the remaining $9.3mm on 12/1/17.

(7) OHAI sold $8.0mm (face value) of TIBCO Software from 7/11/17-7/25/17 at a weighted average sale price of 110.384. OHAI sold the remaining $2.1mm (face value) on 4/18/19 at 106.375.

(8) Allied includes $1.3mm (face value) purchased on 3/15/2019 and $0.6mm (face value) purchased on 5/22/2019.

(9) OHAI sold $2.0mm (face value) on MyEyeDr on 2/13/18 at 100.000. MyEyeDr paid down the remaining $5.0mm (face value) on 8/28/19.

(10) OHAI sold $0.5mm (face value) of WASH on 3/15/19 at 99.000.

(11) OHAI sold $2.5mm (face value) of Equinox on 3/22/17 at 101.500 and $0.5mm on 3/30/17 at 101.625.

(12) Hayward includes $1.3mm (face value) purchased on 7/18/17 and $1.7mm (face value) purchased on 7/17/18..

(13) OHAI acquired $0.1mm (face value) of EaglePicher on 1/18/19 at 94.000.

(14) ClearChoice earns L+650 / 1% plus skim interest of approximately 29 bps.

(15) NAVEX includes $0.4mm (face value) purchased on 9/14/18 and $4.3mm (face value) purchased on 9/26/19.

Investment Activity & Portfolio Review

Added $184.8 MM of New Investments[1] Since OHA Assumed Management on 9/30/14


$184.8(1)
($183.3)(2)
$16.1
($126.2)
$171.0
$62.4(3)
$350 MM
$300 MM
$250 MM
$200 MM
$150 MM
$100 MM
$50 MM
$0 MM
9/30/14
New Investments
Realizations
PIK / OID Amortization
Change in Valuation
9/30/19

(1) New investments include $1.7 MM of additional capital invested in legacy assets.
(2) $129.9 MM of realizations/amortization from OHA investments.
(3) Excludes $4.5 MM of cash on balance sheet at 9/30/19.

The information is unaudited and provided for informational purposes only. There is no representation being made that an individual investor will achieve returns similar to those shown. Past results are not necessarily indicative of future performance.

OHA INVESTMENT CORPORATION

Investment Activity & Portfolio Review

66% of the 9/30/14 Legacy Investment Portfolio Value Written-off/Marked Down as of 9/30/19					
$ in 000's Legacy Portfolio Investments	Fair Value at 9/30/14	Fair Value Realized	Written-Off[(1)(2)]	Marked Down[(1)(3)]	Remaining Fair Value at 9/30/19[(1)]
Castex*	$54,334	$ --	($54,334)	$ --	$ -
ATP/Bennu*	25,641	(5,015)	--	(16,954)	3,672
Nekoosa	18,199	(18,199)	--	--	--
OCI Subordinated Notes	15,580	--	--	(14,330)	1,250
Shoreline Energy*	13,611	(582)	(13,029)	--	--
Talos*[(4)]	12,360	(12,000)	(360)	--	--
KOVA	9,000	(9,000)	--	--	--
Contour*	7,500	(1,435)	(6,065)	--	--
Spirit Energy*	7,453	(1,108)	(6,345)	--	--
Huff Energy*	5,888	(5,888)	--	--	--
OCI Class A Units	1,390	--	--	(1,390)	--
Total	$170,956	($53,405)	($79,955)	($32,674)	$4,922

* Energy related investment

(1) Excludes any amounts written off from additional investments, paid-in-kind interest/dividends, and/or discount accretion subsequent to September 30, 2014.

(2) Represents amounts that have been fully written-off and deemed "worthless" from a tax perspective and therefore no longer included on the Schedule of Investments as of June 30, 2019. Although our investment in Castex was deemed "worthless" from a tax perspective in Q2 2018, some recovery is possible.

(3) Represents amounts that have been marked down to current fair value and remain on the Schedule of Investments as of September 30, 2019.

(4) On February 15, 2018, Talos was redeemed at par upon maturity.

The information is unaudited and provided for informational purposes only. There is no representation being made that an individual investor will achieve returns similar to those shown. Past results are not necessarily indicative of future performance

OHA INVESTMENT CORPORATION

Investment Activity & Portfolio Review

Portfolio Composition Spread Across 13 Sectors at 9/30/19 vs. 5 at 9/30/14



September 30, 2014
Medical Services 5%
Coal Services 4%
Therapy Services 10%
Specialty Paper 11%
E & P 70%



September 30, 2019(1)
Consumer Goods 3%
Food Services 1%
Telecommunications 3%
Health Care 3%
Therapy Services 4%
Business Services 18%
Energy 5%
Insurance 6%
Software 14%
Automotive 6%
Cash 7%
Defense 11%
Industrials 8%
Lodging & Leisure 11%

(1) As a percentage of total portfolio fair value plus $4.5 MM of cash on balance sheet.

The information is unaudited and provided for informational purposes only. There is no representation being made that an individual investor will achieve returns similar to those shown. Past results are not necessarily indicative of future performance.

OHA INVESTMENT CORPORATION

Investment Activity & Portfolio Review

90% of Total Portfolio Value Comprises of OHA-Originated Investments

(in $000's)	Fair Value Category	Principal/ Total Sum	Value at 6/30/19	Net New Investments (Realizations)	PIK/OID	Write-up / (Write-down)	Value at 9/30/19	% of Portfolio Value
OHA Portfolio								
Equinox second lien term loan	Level 2	$7,000	$7,044	-	$2	7	$7,053	11%
PAE second lien term loan	Level 2	6,888	6,819	-	6	(23)	6,802	11%
Ministry Brands second lien term loan	Level 3	6,000	6,000	-	2	(2)	6,000	10%
NAVEX second lien term loan	Level 2	4,700	397	4,262	0	(0)	4,659	7%
PowerSchool second lien term loan	Level 2	3,800	3,776	-	1	4	3,781	6%
WASH second lien term loan	Level 2	3,500	3,413	-	1	3	3,417	5%
Sedgwick unsecured term loan	Level 2	3,300	3,300	-	1	(1)	3,300	5%
DexKo second lien term loan	Level 2	2,935	2,935	-	1	(1)	2,935	5%
Hayward second lien term loan	Level 2	2,159	2,127	-	-	(76)	2,051	3%
CentralSquare second lien term loan	Level 2	2,000	1,980	-	1	(78)	1,903	3%
Ensono second lien term loan	Level 2	1,700	1,677	-	2	(2)	1,677	3%
Blackboard Transact second lien term loan	Level 3	1,455	1,425	-	1	(1)	1,425	2%
Aptean second lien term loan	Level 3	1,400	1,372	-	1	(1)	1,372	2%
MWI second lien term loan	Level 2	1,400	1,386	-	0	(46)	1,340	2%
JSHeld first lien term loan	Level 3	1,248	1,189	47	1	(2)	1,235	2%
PharMerica second lien term loan	Level 2	1,200	1,206	-	1	5	1,212	2%
Caliber Collision second lien term loan	Level 2	1,100	1,100	-	0	(0)	1,100	2%
Vertafore second lien term loan	Level 2	900	881	-	0	7	888	2%
Imperial Dade second lien term loan	Level 3	833	825	-	1	(1)	825	1%
Safe Fleet second lien term loan	Level 2	700	684	-	-	(5)	679	1%
Ardonagh senior secured notes	Level 2	600	559	-	3	11	573	1%
ClearChoice first lien term loan	Level 3	500	500	-	-	-	500	1%
MedRisk second lien term loan	Level 2	500	491	-	-	3	494	1%
FirstLight second lien term loan	Level 2	400	394	-	-	3	397	1%
EaglePicher second lien term loan	Level 2	400	387	-	-	1	388	1%
Edelman second lien term loan	Level 2	300	302	-	-	(2)	300	0%
JSHeld delayed draw term loan	Level 3	-	13	(4)	0	(0)	9	0%
ClearChoice revolver	Level 3	-	313	(313)	1	(1)	-	0%
Imperial Dade delayed draw term loan	Level 3	-	(3)	-	0	0	(2)	0%
JSHeld revolver	Level 3	10	(4)	-	-	1	(3)	0%
MyEyeDr second lien term loan	Level 2	-	5,050	(5,000)	22	(72)	-	0%
AlliedUniversal second lien term loan	Level 2	-	1,875	(1,875)	5	(5)	-	0%
Subtotal - OHA Portfolio		56,928	59,414	(2,883)	51	(273)	56,310	90%
Legacy Portfolio								
ATP/Bennu limited term royalty interest	Level 3	43,492	4,411	(583)	-	(156)	3,672	6%
OCI subordinated note	Level 3	30,187	2,532	-	-	(110)	2,422	4%
OCI equity units	Level 3	n/a	-	-	-	-	-	0%
Subtotal - Legacy Portfolio		73,679	6,943	(583)	-	(266)	6,094	10%
Grand Total		**$130,607**	**$66,357**	**($3,466)**	**$51**	**(539)**	**$62,404**	**100%**

Since "principal" does not apply to instruments other than debt, "N/A" is shown in the "Principal" column for investments other than debt securities. The information is unaudited and provided for informational purposes only. There is no representation being made that an individual investor will achieve returns similar to those shown. Past results are not indicative of future performance.

OHA INVESTMENT CORPORATION

Investment Activity & Portfolio Review

Current Weighted Average Yield of 10.1%(1) on Fair Value Basis as of September 30, 2019

(in $000's)	Principal/ Total Sum	Cost	Fair Value	Current Yield at Cost	Current Yield at Fair Value	% of Portfolio Value
< 10% Current Yield at Fair Value:						
JSHeld first lien term loan	1,248	1,218	1,235	8.8%	8.7%	2.0%
Edelman second lien term loan	300	299	300	8.9%	8.9%	0.5%
MedRisk second lien term loan	500	498	494	8.9%	9.0%	0.8%
Equinox second lien term loan	7,000	6,962	7,053	9.2%	9.1%	11.3%
ClearChoice first lien term loan	500	496	500	9.2%	9.1%	0.8%
PowerSchool second lien term loan	3,800	3,766	3,781	9.1%	9.1%	6.1%
Safe Fleet second lien term loan	700	697	679	8.9%	9.1%	1.1%
Sedgwick unsecured term loan	3,300	3,254	3,300	9.3%	9.1%	5.3%
NAVEX second lien term loan	4,700	4,659	4,659	9.2%	9.2%	7.5%
WASH second lien term loan	3,500	3,486	3,417	9.6%	9.4%	5.5%
Caliber Collision second lien term loan	1,100	1,082	1,100	9.6%	9.4%	1.8%
Vertafore second lien term loan	900	892	888	9.5%	9.5%	1.4%
FirstLight second lien term loan	400	396	397	9.7%	9.7%	0.6%
EaglePicher second lien term loan	400	392	388	9.7%	9.8%	0.6%
ClearChoice revolver	0	-11	-	n/a	n/a	0.0%
JSHeld delayed draw term loan	0	(6)	(3)	n/a	n/a	0.0%
Imperial Dade delayed draw term loan	0	(2)	(2)	n/a	n/a	0.0%
Total < 10% Current Yield at Fair Value	28,348	28,078	28,186	9.3%	9.2%	45%
10-15% Current Yield at Fair Value:						
Ministry Brands second lien term loan	6,000	5,953	6,000	10.3%	10.3%	10%
CentralSquare second lien term loan	2,000	1,953	1,903	10.0%	10.3%	3%
Imperial Dade second lien term loan	833	813	825	10.5%	10.3%	1%
DexKo second lien term loan	2,935	2,917	2,935	10.5%	10.4%	5%
PharMerica second lien term loan	1,200	1,171	1,212	11.0%	10.6%	2%
MWI second lien term loan	1,400	1,389	1,340	10.3%	10.7%	2%
Hayward second lien term loan	2,159	2,162	2,051	10.3%	10.8%	3%
Ardonagh senior secured notes	600	549	573	11.4%	10.9%	1%
Aptean second lien term loan	1,400	1,359	1,372	11.2%	11.1%	2%
JSHeld revolver	10	7	9	14.3%	11.1%	0%
Blackboard Transact second lien term loan	1,455	1,405	1,425	11.4%	11.3%	2%
Ensono second lien term loan	1,700	1,639	1,677	12.1%	11.8%	3%
PAE second lien term loan	6,888	6,766	6,802	12.2%	12.1%	11%
Total 10-15% Current Yield at Fair Value	28,580	28,083	28,124	11.0%	11.0%	45%
Current Yielding Investments	**56,928**	**56,161**	**56,310**	**10.1%**	**10.1%**	**90%**
Other Non-Yielding/Non-Income Producing Investments:						
ATP/Bennu limited term royalty interest	43,492	24,561	3,672	n/a	n/a	6%
OCI subordinated note	30,187	23,528	2,422	n/a	n/a	4%
OCI equity units	n/a	2,500	0	n/a	n/a	0%
Total non-yielding investments	73,679	50,589	6,094	N/A	N/A	10%
Grand Total	**130,607**	**106,750**	**62,404**	**5.3%**	**9.1%**	**100%**

(1) Current yielding investments only.

The information is unaudited and provided for informational purposes only. There is no representation being made that an individual investor will achieve returns similar to those shown. Past results are not necessarily indicative of future performance. Since "Principal/Total Sum" does not apply to certain investments, "N/A" or "--" is shown where applicable. Current yields are based on the income recognized in the current quarter using current interest rates, including PIK, net of reserves, as of the balance sheet date and include amortization of OID and market premium or discount, royalty income and other similar investment income divided by cost and fair value, respectively. Totals and subtotals are calculated based on weighted average.

OHA INVESTMENT CORPORATION

Issuer Diversification

Portfolio Value is Derived From 28 Active Portfolio Companies at 9/30/19 and vs. 10 at 9/30/14

September 30, 2014



HEH 3%
Spirit 5%
Contour 4%
Kova 5%
Talos 7%
Shoreline 8%
OCI 10%
Nekoosa 11%
ATP / Bennu 15%
Castex 2005 32%

September 30, 2019(1)



Vertafore 1%
Imperial Dade 1%
ClearChoice 1%
Safe Fleet 1%
Ardonagh 1%
MedRisk 1%
FirstLight 1%
EaglePicher 1%
Edelman 1%
Caliber 2%
JSHeld 2%
Pharmerica 2%
Aptean 2%
MWI 2%
Blackboard 2%
Ensono 3%
CentralSquare 3%
Hayward 3%
OCI 4%
DexKo 5%
Sedgwick 5%
WASH 5%
PowerSchool 6%
ATP/Bennu 6%
NAVEX 7%
Ministry Brands 10%
PAE 11%
Equinox 11%

(1) As a percentage of total fair value, excluding $4.5 MM of cash on balance sheet at 9/30/2019.

The information is unaudited and provided for informational purposes only. There is no representation being made that an individual investor will achieve returns similar to those shown. Past results are not necessarily indicative of future performance.

OHA INVESTMENT CORPORATION

Q&A